EXHIBIT 99.1

Seabridge Gold Files Form 40-F with the SEC

TORONTO, March 29, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced that its Form 40-F has been filed with the SEC on EDGAR (www.sec.gov). The Company’s Shareholders may, upon request, receive a hard copy of the Company's complete 2015 audited financial statements free of charge. To review these documents on the Company’s website, please see http://www.seabridgegold.net/sharefinrep.php.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net